Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934SECURITIES

Agilysys, Inc. (the “Company”) shares of Common Stock, without par value (the “Common Shares”), are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

The following briefly summarizes some of the general terms of the Common Shares and does not purport to be complete. It is subject to and qualified in its entirety by reference to the applicable provisions of the Amended Articles of Incorporation of Agilysys, Inc., as amended (the “Articles”) and the Amended Code of Regulations of Agilysys, Inc. (the “Regulations”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read the Articles and the Regulations.

General

The Company is authorized by its Articles to issue 80,000,000 Common Shares. The Articles also authorize the issuance of 5,000,000 shares of serial preferred stock without par value (“preferred stock”). The Common Shares are traded on the Nasdaq Global Market under the ticker symbol “AGYS.”

Dividend Rights

Subject only to any prior rights and preferences of any shares of preferred stock that may in the future be issued and outstanding, the holders of the Common Shares are entitled to receive dividends when, as and if declared by the Company’s board of directors out of legally available funds.

Voting Rights

The holders of Common Shares are entitled to one vote for each Common Share held on all matters presented at the Company’s meetings of shareholders. The holders of Common Shares are entitled to cumulate their votes for the election of directors if the shareholder gives written notice not less than 48 hours before the applicable meeting commences to our Chief Executive Officer or Secretary that the shareholder wants its voting for the election of directors to be cumulative.

Certain Provisions of Our Articles

There are provisions in our Articles that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management with respect to us.

Under our Articles, certain actions shall require the affirmative vote of 80% of outstanding share entitled to vote generally in the election of directors, unless (1) such action is approved by the board of directors, which shall include not less than a majority of the entire number of Continuing Directors (as defined in our Articles), or (2) the consideration to be received per share by holders of the common shares of the corporation in said merger or consolidation is not less than an amount equal to the sum of: (a) the greatest of (i) the highest per share price paid by the Interested Party (as defined in our Articles) for any shares of the same class or series during the two-year period ending on the date of the most recent purchase by the Interested Party of any such shares, or (ii) the highest sales price reported for shares of the same class or series traded on a national securities exchange or in the over-the-counter market during the two-year period preceding the first public announcement of the proposed business transaction; plus (b) interest on the per share price calculated at the rate of ten percent (10%) per annum, compounded annually from the date the Interested Party first became an Interested Party until the business combination is consummated, less the per share amount of cash dividends payable to holders of record on record dates in the interim up to the amount of such interest.

The actions requiring such approval are:

(a)

any merger or consolidation of the corporation or a subsidiary of the corporation with or into an Interested Party (as defined in our Articles) or any merger or consolidation of an Interested Party with or into the corporation or a subsidiary;

(b)

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) in which an Interested Party is involved, of any of the assets either of the corporation (including without limitation any voting securities of a subsidiary) or of a subsidiary having a fair market value in excess of $2,000,000;

(c)	the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of any Interested Party;
(d)

the issuance or transfer (in one transaction or a series of transactions) by the corporation or a subsidiary of the corporation to an Interested Party of any securities of the corporation or such subsidiary, which securities have a fair market value of $2,000,000 or more; or

(e)

any recapitalization, reclassification, merger or consolidation involving the corporation or a subsidiary of the corporation that would have the effect of increasing, directly or indirectly, the Interested Party’s voting power in the corporation or such subsidiary.

Preemptive or Conversion Rights

Holders of Common Shares have no any preemptive right to purchase, have offered for purchase or subscribe for any of the Company’s Common Shares or other securities of any class, whether now or hereafter authorized. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Shares.